Exhibit 21.1

Significant Subsidiaries of United Maritime Corporation

Subsidiary	Country of Incorporation
Bluesea Shipping Co.	Marshall Islands
Epanastasea Maritime Co.	Marshall Islands
Minoansea Maritime Co.	Marshall Islands
Parosea Shipping Co.	Marshall Islands
Sea Glorius Shipping Co.	Marshall Islands